

07006990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 1 8 2007
603

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- ~~49764~~ 53594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Third Millennium Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 S. LaSalle Street, Suite 3100
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Palumbo, Managing Member 312-260-5086
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive, Suite 1400 (Address) Chicago (City) Illinois (State) 60606-1921 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Palumbo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Third Millennium Trading, LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title


OFFICIAL SEAL
SHARON STEUBER
Notary Public - State of Illinois
My Commission Expires Apr 19, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capita
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 5

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Third Millennium Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Third Millennium Trading, LLC as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Third Millennium Trading, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2007

Third Millennium Trading, LLC

Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	1,315,405
Securities owned, at market value		654,805,072
Investment in affiliate		34,840,424
Other assets		52,871
Total assets	$	691,013,772
Liabilities and Members' Capital		
Liabilities		
Payable to broker-dealers, net	$	164,340,000
Securities sold, not yet purchased, at market value		476,696,373
Accounts payable, accrued expenses and other liabilities		150,000
		641,186,373
Members' Capital		49,827,399
Total liabilities and members' capital	$	691,013,772

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Third Millennium Trading, LLC (the "Company") was formed on February 8, 2000, and commenced operations on January 1, 2002. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through the PAX Division of Merrill Lynch Professional Clearing Corporation (Pax).

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in affiliate: The Company accounts for its investment in affiliate using the equity method of accounting under which the net income (loss) of the limited liability company is recognized in the Company's statement of operations and added to (deducted from) the investment account and distributions are treated as a reduction of the investment account.

Revenue recognition: Securities transactions and related income and expenses are recorded on the trade date basis. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income and dividend expense.

Securities transactions: Securities owned and securities sold, not yet purchased are recorded at market value, with unrealized gains and losses reflected in net trading income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members individually are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

New accounting pronouncements: In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the provisions of SFAS No. 157 and the potential effect on its financial position and results of operations.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. Interpretation No. 48 applies to all tax positions accounted for under SFAS No. 109, *Accounting for Income Taxes*. Interpretation No. 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Company is currently analyzing the effects of adopting Interpretation No. 48 and has not yet determined if the adoption will have a material effect on its financial position and results of operations.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006, securities owned and securities sold, not yet purchased, are comprised of the following:

	Owned	Sold Not Yet Purchased
Equity securities	$ 507,492,813	$ 293,774,371
Listed equity options and warrants	147,312,259	182,922,002
	$ 654,805,072	$ 476,696,373

Note 3. Investment in Affiliate

Investment in affiliate represents an investment in a limited liability company whose primary business purpose is to conduct proprietary trading of securities, options and exchange-traded futures in the United States and Europe. At December 31, 2006, the approximate net assets of the affiliated limited liability company amounted to approximately $195 million.

Note 4. Employee Benefits

The Company has a 401(k) plan covering substantially all employees who meet eligibility requirements. Participants may elect to defer a percentage of their annual compensation up to limits established by the Internal Revenue Service. The Company does not match any of the employees' deferral.

Note 5. Financial Instruments with Off Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities and their derivatives. Derivatives include options on equities and indices. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held, such as options on common stock, provide the Company with the opportunity to deliver or to take delivery of specified securities at a contracted price. Options written on common stock obligate the Company to deliver or to take delivery of securities at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument, which can be used to settle these transactions.

Note 5. Financial Instruments with Off Balance Sheet Risk and Concentration of Credit Risk (continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC).

As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair traders' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its traders' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $10,523,246, which was $10,423,246, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

Although the Company is not exempt from SEC rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts or current balances for any person defined as a customer under rule 17a-5(c)(4).

END